

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Brian McKelligon
President and Chief Executive Officer
Akoya Biosciences, Inc.
100 Campus Drive, 6th Floor
Marlborough, MA 01752

Re: Akoya Biosciences, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.9, 10.10, 10.11, 10.12, 10.13
Filed March 26, 2020
File No. 377-041

Dear Mr. McKelligon:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance